Exhibit 99.3
                Press Release dated December 21, 1998
























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SPECTRUM
INFORMATION TECHNOLOGIES, INC.

CONTACT:  For Media Only:                Investors:
          Jon M. Gerber                  Spectrum Information Technologies, Inc.
          Spectrum Information           Investor Relations
            Technologies, Inc.           Tel: (914) 251-1800 (ext. 182)
          Tel: (914) 251-1800 (ext. 149)

                      Spectrum Completes Change in Control
                   and Relieves Restriction on Stock Transfers

     PURCHASE, NY - December 21, 1998. Spectrum Information Technologies, Inc. (OTC BB: SITI) reported today that in connection with the completion of the previously announced change in control of the Company, a provision in its Certificate of Incorporation restricting the transfer of its stock would no longer be enforced. As the Company announced last week, Powers & Co. invested in the Company and assumed a controlling interest in the Company's common stock, and Lawrence M. Powers, the principal of Powers & Co., became the Company's Chairman and Chief Executive Officer. This change in control to Mr. Powers was approved by the Company's prior Board. As a result of this change in control, as well as the Company's previously announced change in strategic direction to Internet marketing, the Company determined that it cannot and will not be utilizing any pre-existing net operating loss carryforwards. Consequently, the Company's new Board has determined that the provision in the Company's Certificate of Incorporation and By-Laws requiring Board approval of transfers of the Company's common stock to persons or groups which own or would acquire 5% of the common stock would no longer be enforced.

     In addition, in connection with the Company's announced plan to change its name to "Siti-Sites.com, Inc." upon receipt of approval from its shareholders, the Company intends to conduct business under the assumed name "Siti-Sites.com" pending such shareholder approval.

     This  press  release  contains   statements  that  are   "forward-looking,"
including those concerning the Company's new management. There can be no assurance that Spectrum's new management team can successfully implement an Internet marketing strategy. There are many risks associated with this strategy, including the Company's ability to attract and retain skilled managerial and technical staff, its low capitalization and its ability to raise additional capital if necessary.

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